SO 3/7/03

03014903

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: October 31, 2004	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52301

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ABN AMRO Rothschild LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
Park Avenue Plaza **55 East 52nd Street**
(No. and Street)

New York	**New York**	**10055**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ralph Mattone **(212) 409-6928**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ABN AMRO Rothschild LLC (the Company) as of December 31, 2002, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer.

LAURETTE K. KANAVOS
Notary Public, State of New York
No. 01KA6025744
Qualified in Westchester County
Certificate Filed in New York County
Commission Expires June 1, 2003

Laurette K. Kanavos
Notary Public

Michael Horsburgh
Managing Director

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Members' Equity.
Supplemental information:
(x) (f) Computation of Net Capital.
( ) (g) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (h) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
( ) (i) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
( ) (j) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (k) An Oath or Affirmation.
(x) (l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABN AMRO Rothschild LLC

Statement of Financial Condition

	December 31
	2002
Assets	
Cash	$150,300
Total Assets	$150,300
Members' Equity	
ABN AMRO Incorporated	$ 75,150
Rothschild Inc.	75,150
Total Members' Equity	$150,300

See Accompanying Notes to Financial Statements.

Statement of Operations

	Year Ended December 31
	2002
Revenues	$ -
Expenses	-
Net Income	$ -

See Accompanying Notes to Financial Statements.

Statement of Changes in Members' Equity

	Year Ended December 31, 2002		
	ABN AMRO Incorporated	Rothschild Inc.	Total
Members' Equity at January 1, 2002	$75,150	$75,150	$150,300
Net income	-	-	-
Members' Equity at December 31, 2002	$75,150	$75,150	$150,300

See Accompanying Notes to Financial Statements.

Statement of Cash Flows

	Year Ended December 31
	2002
Operating Activities	
Net Income	$ -
Financing Activities	
Member Contributions	-
Increase in Cash	-
Cash at January 1, 2002	150,300
Cash at December 31, 2002	$150,300

See Accompanying Notes to Financial Statements.